# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRECIGEN, INC., CIK 0001356090
CUSIP: 46122T102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001091823
Persons authorized to receive notices and communications: Third Security, LLC, 1881 Grove Avenue, Attention: April D. Jones, Radford, Virginia (VA), 24141, 5406337900; John Owen Gwathmey, Esq., Troutman Pepper Locke Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239; David I. Meyers, Esq., Troutman Pepper Locke Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239; Troutman Pepper Locke, LLP, Troutman Pepper Locke Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239

## Reporting persons
- RANDAL J. KIRK (CIK 0001091823): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 141,519,399; shared voting power 0; sole dispositive power 141,519,399; shared dispositive power 0; aggregate amount beneficially owned 141,519,399 (38.1% of the class)
  Comment: The indicated amount of Common Stock beneficially owned by Mr. Kirk assumes the full conversion of (i) 906,512 Options to Purchase Common Stock, which are fully vested and exercisable at the discretion of Mr. Kirk, and (ii) 16,666,667 Warrants to Purchase Common Stock, which are fully vested and exercisable at the discretion of Mr. Kirk.
- R.J. KIRK DECLARATION OF TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 98,831,434; shared voting power 0; sole dispositive power 98,831,434; shared dispositive power 0; aggregate amount beneficially owned 98,831,434 (26.6% of the class)
  Comment: OO - trust; The indicated amount of Common Stock beneficially owned by RJ DOT assumes the full conversion of 16,666,667 Warrants to Purchase Common Stock, which are fully vested and exercisable at the discretion of Mr. Kirk.
- THIRD SECURITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 24,487,991; shared voting power 0; sole dispositive power 24,487,991; shared dispositive power 0; aggregate amount beneficially owned 24,487,991 (6.6% of the class)
  Comment: OO - limited liability company

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PRECIGEN, INC.
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Comment: This Amendment No. 21 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019, by Amendment No. 11 dated January 1, 2020 and filed on January 6, 2020, by Amendment No. 12 dated January 31, 2020 and filed on February 4, 2020, by Amendment No. 13 dated August 11, 2020 and filed on August 13, 2020, by Amendment No. 14 dated December 17, 2020 and filed on December 21, 2020, by Amendment No. 15 dated October 6, 2022 and filed on October 7, 2022, by Amendment No. 16 dated January 27, 2023 and filed on January 31, 2023, by Amendment No. 17 dated May 2, 2024 and filed on May 3, 2024, by Amendment No. 18 dated August 9, 2024 and filed on August 13, 2024, by Amendment No. 19 dated and filed on December 30, 2024, and by Amendment No. 20 dated September 17, 2025 and filed on September 19, 2025 (the "Original Schedule 13D"), relating to the Common Stock, no par value per share (the "Common Stock"), of Precigen, Inc., formerly known as Intrexon Corporation, a Virginia corporation (the "Company"). Mr. Randal J. Kirk ("Mr. Kirk"), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk ("RJ DOT"), and Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk ("Third Security" and, together with Mr. Kirk, the RJ DOT, and Third Security, the "Reporting Persons") are filing this Amendment to disclose the sale of an aggregate of 2,966,293 shares of Common Stock by Kapital Joe, LLC, a Virginia limited liability company under the common control of Mr. Kirk ("Kapital Joe"), in open market transactions between November 19, 2025 and November 21, 2025, inclusive.

## Item 2. Identity and Background
Name of person filing: See Original Schedule 13D
Residence or business address: See Original Schedule 13D
Present principal occupation or employment: See Original Schedule 13D
Criminal convictions in the last five years: See Original Schedule 13D
Civil proceedings (securities laws) in the last five years: See Original Schedule 13D
Citizenship: See Original Schedule 13D

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

Kapital Joe sold a total of 2,966,293 shares of Common Stock in open market transactions between November 19, 2025 and November 21, 2025, inclusive, for aggregate net proceeds of approximately $12,290,420.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 11 and 13 of the cover pages, as well as the applicable comments thereto, to this Amendment No. 21 are incorporated herein. The percentage ownership is calculated based on 353,824,449 shares of Common Stock issued and outstanding as of October 31, 2025, as disclosed in the Company's Quarterly Report on Form 10Q for the period ended September 30, 2025 and filed on November 13, 2025 increased by (i) 16,666,667 shares of Common Stock issuable to Mr. Kirk upon exercise of Warrants to Purchase Common Stock, which are exercisable within sixty (60) days; and (ii) 906,512 shares of Common Stock issuable to Mr. Kirk upon exercise of Options to Purchase Common Stock, which are exercisable within sixty (60) days.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 21 are incorporated herein.
Transactions in the class effected during the past sixty days: On September 30, 3025, Sunset 2020, LLC, a Delaware LLC controlled by Mr. Kirk, sold 1,809,667 shares of Common Stock in open market transactions. The shares were sold at a weighted average price of $3.41, for cumulative gross proceeds of approximately $6,168,742. Except as disclosed in the Original 13D and this Amendment No. 21, the Reporting Persons have not engaged in any other transactions within the previous sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 Joint Filing Agreement, dated as of November 21, 2025, by and among Randal J. Kirk, R.J. Kirk Declaration of Trust, and Third Security, LLC.

## Signatures
- RANDAL J. KIRK: /s/ Randal J. Kirk, Randal J. Kirk (11/21/2025)
- R.J. KIRK DECLARATION OF TRUST: /s/ Randal J. Kirk, Randal J. Kirk Trustee (11/21/2025)
- THIRD SECURITY, LLC: /s/ Randal J. Kirk, Randal J. Kirk Managing Member (11/21/2025)